Exhibit A(5)(r)

                               Loans (Continued)

We will allocate loans and repayments among the subaccounts and the fixed account in proportion to the amount in each as of the date of loan or repayment. Only the investment amount will reflect the investment results of the subaccounts. Since the amount you borrow is removed from the investment amount and/or the fixed account, a loan may have a permanent effect on the net cash value of this contract. The longer the loan is outstanding the greater this effect is likely to be.

Excess Contract Debt.--If, on a monthly date, contract debt is ever equal to or more than the cash value, all the contract's benefits will end 61 days after that monthly date. We will mail a notice to you and any assignee of whom we know. Also we may send a notice to the Insured's last known-address. In the notice we will state the amount that, if paid to us, will reduce the contract debt enough to keep the contract's benefits from ending for a limited time.

Postponement of Loan.--We will usually make a loan within 7 days after we receive your request at our Service Office. But we have the right to defer making the loan if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. We also reserve the right to postpone paying you the proceeds of a loan for up to six months unless it will be used to pay premiums on this or other contracts with us.

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